

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2013

<u>Via E-mail</u>
Xiaosong Zhang
Chief Financial Officer
iSoftStone Holdings Limited
Building 9 Zhongguancun Software Park
No. 8 West Dongbeiwang Road, Haidian District
Beijing 100193
People's Republic of China

> **Re:** **iSoftStone Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 27, 2012**
> **Form 6-K Filed November 19, 2012**
> **File No. 001-34989**

Dear Mr. Zhang:

We have reviewed your letter dated December 21, 2012 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 7, 2012.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2011</u>

<u>Item 5. Operating and Financial Review and Prospects</u>

<u>Critical Accounting Policies, Accounts Receivable, page 73</u>

1. You indicate in your response to prior comment 2 that in certain instances customers have requested changes in their billing schedule, resulting in a longer aging of unbilled receivables. If revenues earned from arrangements where this has occurred were material to the periods presented, please quantify the amount of the initial arrangement(s), original

billing terms, revised billing terms, amount of revenue recognized during each period presented, and the amount of unbilled accounts receivable remaining. Additionally, please explain how you concluded that the extension of such payment terms did not preclude you from making reasonably dependable estimates of total contract revenue or total contract costs in applying contract accounting.

Form 6-K Filed November 19, 2012

2.   It appears from your response to prior comment 8 that you did not perform a two-step impairment test for the period ended September 30, 2012. While we note that the company generated positive net income and completed a joint venture during this period, we also note that the decline in your market capitalization was not short-term and has continued subsequent to September 30, 2012. As there are several indicators listed in ASC 350-20-35-3C that appear to be applicable to the company and considering the decline in your market capitalization appears to be other-than-temporary, please further explain how you concluded from your qualitative assessment that it was not more likely than not that the fair value of your three reporting units was less than their carrying amount as of September 30, 2012.

        You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief